Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE SECOND

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

UNUM THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Unum Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1. That the name of this corporation is Unum Therapeutics, Inc. and the Corporation was originally incorporated on March 10, 2014. Pursuant to Section 242 of the DGCL, this Certificate of Amendment (this “Amendment”) amends certain provisions of the Corporation’s existing certificate of incorporation (the “Charter”).

2. This Amendment has been approved and duly adopted by the Board of Directors of the Corporation.

3. This Amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of the stockholders holding the requisite number of shares, with written notice to be given as required by Section 228 of the DGCL.

4. The Charter is hereby amended as follows:

(a)	Article FIRST is hereby amended and restated in its entirety to read as follows:

“The name of this corporation is Unum Therapeutics Inc.”

(b)	The following is hereby inserted into Article FOURTH immediately before the first sentence therein:

“Effective upon the filing of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 1.5701314513884 shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a certificate-by-certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation’s Board of Directors. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amended and Restated Certificate of Incorporation.”

(c)	Section 5.1.1 of Article FOURTH, Section B. is hereby amended and restated in its entirety to read as follows:

“Upon the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, (a) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1, and (b) such shares may not be reissued by the Corporation.”

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IN WITNESS WHEREOF, this Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the corporation on this 16th day of March, 2018.

By:	/s/ Charles Wilson
Name:	Charles Wilson
Title:	Chief Executive Officer